AFYA LIMITED AND YDUQS PARTICIPAÇÕES S.A. ENTER INTO MERGER AGREEMENT

Belo Horizonte, Brazil, September 23, 2026 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), announced today that it has entered into a binding merger agreement with Yduqs Participações S.A. (B3: YDUQ3) (“Yduqs” and, together with Afya, the “Companies”) providing for a business combination of the two companies (the “Proposed Transaction”).

The Proposed Transaction brings together two major Brazilian higher education platforms. Afya is one of Brazil’s leading medical education groups, based on the number of medical school seats, while Yduqs is one of Brazil’s leading higher education groups.

Under the terms of the definitive agreements, Afya would merge into Yduqs, with Yduqs continuing as the surviving entity (the “Combined Company”) and becoming the holding company for the combined group. Upon completion of the Proposed Transaction, the common shares of the Combined Company would continue to be listed solely on B3 S.A. – Brasil, Bolsa, Balcão (the “B3”) under the Novo Mercado segment. See “—Eligibility”.

The Proposed Transaction is subject to the satisfaction or waiver of certain conditions, including (a) approval by Afya and Yduqs shareholders; (b) antitrust approval in Brazil; (c) certain third-party consents; (d) the absence of any material adverse effect, and (e) certain other customary closing conditions.

Transaction Structure

If approved by the shareholders of both companies, Afya would merge into Yduqs under Section 237 of the Cayman Islands Companies Act and Articles 224 to 227 of the Brazilian Corporations Law.

At the effective time of the merger, Afya would cease to exist as a separate legal entity and its assets and liabilities would vest in Yduqs. Afya’s Class A common shares would be delisted from Nasdaq and the common shares of the Combined Company would remain listed only on B3. Each Class A and Class B common share of Afya would be canceled and converted into the right to receive newly issued common shares of the Combined Company. The exchange ratio for the Proposed Transaction has been set such that Afya shareholders would hold 69.0% and existing Yduqs shareholders 31.0% of the Combined Company on a fully diluted basis, which will result in Erste WV Gütersloh GmbH (“Bertelsmann”) holding 47.4% of the Combined Company.

Eligibility

The common shares of the Combined Company to be delivered in the merger have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and will be delivered only in transactions exempt from, or not subject to, the registration requirements of the Securities Act or the U.S. Securities Exchange Act of 1934, as amended.

Accordingly, and as more fully described in the transaction documents to be made available to shareholders:

•	Eligible shareholders. Afya shareholders who (i) deliver a valid certification, in accordance with procedures to be established by Afya and Yduqs (an “Eligibility Certification”), confirming that they are a qualified institutional buyer as defined in Rule 144A under the Securities Act (a “QIB”), an institutional accredited investor as defined in Rule 501(a) under the Securities Act (an “institutional accredited investor”), or a non-U.S. person within the meaning of Regulation S under the Securities Act (a “non-U.S. person”), or (ii) are persons to whom an offer of common shares of the Combined Company can otherwise be made pursuant to an available exemption from registration under the Securities Act (together, “Eligible Shareholders”), will be entitled to receive common shares of the Combined Company as merger consideration.

•	Ineligible shareholders. Afya shareholders that are not Eligible Shareholders (“Ineligible Shareholders”) will not receive common shares of the Combined Company. Instead, the common shares of the Combined Company that would otherwise have been issued to those Ineligible Shareholders are expected to be sold following closing on the B3 by a broker or other agent designated by the Combined Company, and the net cash proceeds of those sales are expected to be distributed to the Ineligible Shareholders. Neither Afya nor Yduqs makes any representation as to the amount or timing of any net cash proceeds that may be distributed under these mechanics, which will depend on market prices for the common shares of the Combined Company on the B3 at the time of sale, applicable costs and taxes, and prevailing exchange rates. For the purposes of U.S. securities laws, the Company is not soliciting the votes of Ineligible Shareholders at the meeting of shareholders to approve the Proposed Transaction.

This release is not an offer of securities in the United States or to any person who has not satisfied applicable eligibility conditions. Only Afya shareholders who (i) deliver a valid certification that they are a QIB, an institutional accredited investor, or a non-U.S. person, or (ii) are persons to whom an offer of common shares of the Combined Company can otherwise be made pursuant to an available exemption from registration under the Securities Act, will be entitled to receive common shares of the Combined Company as merger consideration. U.S. persons who are not QIBs, institutional accredited investors or persons to whom an offer can otherwise be made pursuant to an exemption from the registration requirements of the Securities Act are expected instead to receive net cash proceeds from a post-closing sale process.

Exchange Ratio and Other Key Terms

A locked box mechanism was chosen for the Proposed Transaction, pursuant to which the economic terms, including the exchange ratio, were determined by reference to the financial position of the Companies as of June 30, 2026 (the “Locked Box Date”), resulting in 6.408347 new Yduqs shares for each Afya share. This exchange ratio will not be subject to adjustment, except solely for arithmetic adjustments resulting from share splits, reverse share splits, bonus share issuance, capitalization of reserves through the issuance of shares, share dividends or issuance of shares under existing incentive plans of the Companies (provided that no such adjustment shall apply to grants currently outstanding and already reflected in the fully diluted calculation used as basis for the exchange ratio) between the present date and the closing of such Proposed Transaction, in accordance with the terms of the Merger Agreement.

Also, the exchange ratio shall apply regardless of any changes to the Companies’ businesses, EBITDA or improvements or decreases in their results or profitability prospects, and/or due to a variation in the trading price of any securities issued by the Companies, in each case subject to the locked box provisions and the conduct of business covenants applicable until the closing of the Proposed Transaction.

Afya expects to distribute the adjusted free cash flow (as defined in the Merger Agreement) generated by Afya from the Locked Box Date until the closing of the Proposed Transaction. The Merger Agreement governs permitted distributions by the Companies prior to the closing of the Proposed Transaction and provides for an economic equalization (top-up) mechanism in favor of Afya if distributions made by Yduqs exceed the net cash generated by it during the relevant period.

The locked box also contains mechanisms designed to prevent or compensate for any improper transfer of value to their respective shareholders or related parties. In addition, until the closing of the Proposed Transaction, the Companies will be required to conduct their businesses in the ordinary course and comply with restrictions on certain extraordinary actions.

The Merger Agreement provides for certain break-up fee mechanisms designed to protect the parties under specified circumstances. Prior to the approval of the Proposed Transaction by the general meetings of Afya and Yduqs, a compensatory break-up fee of R$325 million may become payable if either company breaches certain obligations relating to the convening and holding of its respective shareholders’ meeting, the exclusivity undertaking, as well as in the event a competing transaction is approved or consummated, in each case subject to the terms and conditions set forth in the Merger Agreement.

Following approval of the Transaction by the general meetings of both Companies, a compensatory break-up fee of R$650 million may become payable if either Afya or Yduqs fails to satisfy closing conditions for which it is responsible or, once all closing conditions have been satisfied or validly waived, fails to consummate the Transaction, subject to the exceptions and conditions expressly provided for in the Merger Agreement.

No break-up fee will be payable solely as a result of the Proposed Transaction not being approved by the shareholders of Afya or Yduqs at their respective general meetings, provided that such rejection is not attributable to a breach of the obligations undertaken by either company under the Merger Agreement and that no competing transaction is approved or consummated, in each case subject to the terms of the Merger Agreement. No break-up fee will be due or payable if the Brazilian antitrust authority rejects the Proposed Transaction, in the event of a material adverse effect, or upon the occurrence of other circumstances specifically set forth in the Merger Agreement.

The consummation of the Proposed Transaction shall occur no later than March 31, 2028, subject to the extension provisions set forth in the Merger Agreement.

Voting Agreement

Also on this date, Bertelsmann, Nicolau Esteves (“Esteves”), Rose Fundo de Investimento em Participações Multiestratégia (“Advent”) and Chaim Zaher (“CZ”) (being the last two shareholders of Yduqs), entered into a voting agreement pursuant to which they have agreed to vote their shares in favor of the Proposed Transaction in the respective shareholders meeting of each company (“Voting Agreement”), with specific break-up fees to such entities/individuals in case of a breach of their obligation to vote, on a several and non-joint basis.

Governance; Shareholders’ Agreements;

The Combined Company will have a Board of Directors composed of up to 13 members. Bertelsmann will have the right to appoint the majority of the board, and each of the following would appoint 1 member: Esteves, Advent and CZ, subject to the shareholders’ agreement referred to below being entered into. Independent members will also be appointed as required by Novo Mercado at B3. Such rights would be subject to the terms and conditions contained in a shareholders’ agreement that Bertelsmann, Esteves, Advent and CZ will enter into on the closing date of the Proposed Transaction, subject to certain conditions set forth in the Merger Agreement and the Voting Agreement. This shareholders’ agreement would also set forth a 180-day lock-up obligation with respect to all or a portion of the shares issued by the Combined Company held by such shareholders, as applicable.

In addition, a second shareholders’ agreement of the Combined Company will be entered into on the closing date of the Proposed Transaction between Bertelsmann and Esteves Family, continuing their existing relationship in the Combined Company.

Afya’s advisors in connection with the Proposed Transaction included Bank of America Merrill Lynch Banco Múltiplo S.A.. as financial advisor, Demarest Advogados, as Brazilian counsel, Caminati Bueno Advogados, as Brazilian antitrust counsel, Maples and Calder (Cayman) LLP, as Cayman Islands counsel and Davis Polk & Wardwell LLP, as United States counsel.

About Afya Limited

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward-looking, including without limitation, statements regarding the expected structure, timing and completion of the Proposed Transaction, the receipt of the antitrust approval, and other required approvals, the exchange ratio and the resulting 69.0%/31.0% ownership split, the operation of the certification and post-closing sale mechanics described above, and any expected benefits or synergies of the Proposed Transaction.

The Company assumes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances occurring after its publication, nor to incorporate new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from those expressed or implied by the forward-looking statements we make.

Disclaimer

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in transactions exempt from, or not subject to, the registration requirements of the Securities Act or the U.S. Securities Exchange Act of 1934, as amended.

Investor Relations Contact:

Afya Limited

ir@afya.com.br